Exhibit 99.1

Former U.S. NRC Commissioner and U.S. DOE Nuclear Chief William D. Magwood, IV to Join newcleo’s Board of Directors in January 2027

Magwood’s experience negotiating nuclear policy with dozens of governments will give newcleo invaluable insight as it licenses its reactor technology in new markets

Paris, France, September 30, 2026 – newcleo plc. (“newcleo” or the “Company”), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, today announced that William D. Magwood, IV is anticipated to join the Company’s Board of Directors as Vice-Chairman, effective January 1, 2027. Magwood has spent the past decade as Director-General of the OECD Nuclear Energy Agency (NEA), where he works directly with the nuclear regulators and energy ministries of NEA’s member countries. He will step down from his position at the NEA at the end of 2026.

William D. Magwood, IV to join the newcleo Board of Directors

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During his 12 years at the NEA, Magwood oversaw the agency’s technical cooperation on reactor safety, fuel-cycle policy and next-generation nuclear technology and negotiated the accession of new member states including Argentina, Bulgaria and Romania. Before NEA, Magwood was Commissioner of the U.S. Nuclear Regulatory Commission (NRC) from 2010 to 2014, where he was called on to advise the Japanese government, agencies, universities and industry in the aftermath of the Fukushima Daiichi accident. Previously, he ran the U.S. Department of Energy’s Office of Nuclear Energy from 1998 to 2005, a period in which he established the Idaho National Laboratory, launched and the “Nuclear Power 2010” program credited with restarting U.S. reactor construction and the multinational treaty organization, the Generation IV International Forum. Magwood, in fact coined the terminology “Generation IV.”

Magwood began his career as a scientist at Westinghouse Electric Corporation before moving into nuclear policy work at the Edison Electric Institute. He is a Fellow of the American Nuclear Society and a member of the National Academy of Engineering. His honors include the ASME Landis Medal, the American Nuclear Society’s Alvin M. Weinberg Medal and both the Nuclear Energy Institute’s Henry DeWolf Smyth Nuclear Statesman Award and the William S. Lee Award for Industry Leadership. He holds a Bachelor of Science in Physics and a Bachelor of Arts in English from Carnegie Mellon University and a Master of Fine Arts from the University of Pittsburgh.

“Bill has spent his impressive career inside the institutions that decide whether new nuclear technology gets built,” said Stefano Buono, Founder and CEO of newcleo. “As newcleo moves from development into deployment across multiple countries, Bill’s experience is exactly what our board needs.”

“I’ve spent my career watching promising advanced nuclear technologies stall at the laboratory stage. Today, the pieces are falling into place.” said William D. Magwood, IV. “newcleo has the vision and leadership needed to bring advanced lead-cooled fast reactor technology and its own fuel fabrication capabilities to the market. It brings a credible answer to questions asked by many countries around the world and I look forward to helping newcleo achieve the highest standards of safety and licensing.”

Magwood’s appointment follows newcleo’s recent announcement naming Jeffrey Lyash, former President and CEO of the Tennessee Valley Authority and Ontario Power Corporation, as Chairman of the Board of Directors. Magwood’s background in multilateral regulatory and policy relationships strengthens the Board as newcleo pursues licensing globally.

About newcleo

newcleo is an innovative nuclear technology company developing advanced modular reactors and nuclear fuel designed to deliver clean, safe and sustainable energy at competitive costs. newcleo's technology combines lead-cooled fast reactors with fuel manufactured from recycled nuclear materials, with the aim of providing abundant and reliable electricity and heat to industrial users while enabling the closure of the nuclear fuel cycle. newcleo brings together more than 900 highly skilled employees across Europe and the United States, spanning reactor and fuel design, engineering, and manufacturing. Through a vertically integrated supply chain and a growing network of strategic partnerships, newcleo is working to turn proven scientific and engineering solutions into deployable nuclear energy assets. For more information visit. For more information visit www.newcleo.com.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the completed business combination between NewHold Investment Corp III and newcleo; the anticipated benefits of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; newcleo's development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo's demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo's ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo's expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management's intentions, beliefs, or expectations with respect to newcleo's future performance, are forward-looking statements. Forward-looking statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "develop," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on newcleo's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed from time to time by newcleo with the U.S. Securities and Exchange Commission. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and newcleo does not assume any obligation or intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

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